

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

David Lam
President
Lion Lam Diamond Inc.
14520 Memorial Drive
Suite M206
Houston, Texas 77079

> **Re:** **Lion Lam Diamond Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 14, 2011**
> **File No. 333-172112**

Dear Mr. Lam:

We have reviewed your letter dated March 11, 2011 responding to our comment letter dated March 7, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated March 7, 2011. Please revise your filing to state, as you do in your response, that you do not have plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

2. We note your response to comment one in our letter dated March 7, 2011 that your "sole officer and director agreed to advance funds to implement [y]our business plan." If you have such an agreement with Mr. Lam, then please disclose it in your filing, including the amount(s) that he has agreed to advance, and the timeframe(s) for and term(s) of such advance(s). If you do not have such an agreement with Mr. Lam, then please supplementally tell us that that is the case.

3. We note your response to comment two in our letter dated March 7, 2011. Please revise your disclosure to provide the requested information under a separately captioned section for transactions with related persons, promoters and certain control persons. In addition, please include in this section disclosure regarding your employment agreement with Mr. Lam and, if applicable, any arrangement you may have with a related party regarding the provision of your office space. Refer to Item 404(d) of Regulation S-K.

Item 3. Summary Information, Risk Factors, page 6

Summary of the Company, page 6

4. We note statements throughout the filing indicating that you "have generated some revenues" and your statement in response to comment one in our letter dated March 7, 2011 that you "have generated revenues." However, we also note statements throughout your filing indicating that you "have earned no revenue since [y]our inception," and the fact that your financial statements indicate that you have not generated revenues. Please advise. Revise your disclosure so that it consistently and accurately reflects whether you have generated revenues, the amount of any revenues that you have generated, and the time period during which such revenues were generated.

Risk Factors, page 7

5. Please delete or revise the second sentence under the caption "Risk Factors" as it is unclear what the sentence refers to.

6. We note that you deleted the risk factor entitled "If we do not obtain additional financing, including the financing sought in this offering, our business will fail." As it appears that you will be unable to commence or maintain operations without at least receiving the financing from this offering, and given your statement on page 7 that your "business plans and prospects for the current fiscal year could be adversely affected" if you raise less than the maximum proceeds in this offering and your statement on page 26 that if you "are unable to generate revenues. . . or. . . make a reasonable profit after 12 months, [you] may have to cease operations," please supplementally explain why you determined that such risk is immaterial to your business.

(5) Our sole officer will retain control over our business…, page 9

7. Please revise to make it clear that the concentration of ownership described in this risk factor *also* may result in Mr. Lam making decisions regarding the management of the business (*in addition to* decisions related to changes in control) with which other stockholders disagree or that are not in the best interests of other stockholders. Please also revise to clarify your statement that Mr. Lam "will beneficially own approximately 54.4% if maximum is sold the outstanding common stock."

(6) David Lam's position as sole director and officer may have conflicts…, page 9

8. Please revise the title and content of this risk factor in to make the risk clear to investors in plain English. As examples only, the title of the risk, as well as the words, "he may created a potential conflicts of interest adversely affected other stockholders," may be confusing to readers.

9. We note your statement that David Lam holds office until his successors have been elected. Please revise this risk to make clear, as you have in risk factor five, that purchasers of your stock will not be able to elect successor directors because Mr. Lam will be the majority shareholder and thus have sole power to elect a director and sole power to prevent the election of any director. Alternatively, remove the language regarding successors.

(8) Changes in prices of diamonds…, page 9

10. Please remove the statement that you "do not anticipate any shortages of supply of fine quality cut diamonds from our vendors," as this language mitigates the point of the risk factor.

Item 4. Use of Proceeds, page 13

11. We note your response to comment 14 in our letter dated March 7, 2011 and your revised disclosures. However you still have not revised the percentages of total proceeds that correspond to the respective aggregate proceeds to be received. For example, $62,500 is 25% of $250,000, not 100% and $125,000 is 50% of $250,000, not 100%. Please revise as appropriate.

Item 11. Information with Respect to the Registrant, page 19

12. We note your statements, "We offer our premium brand. . . diamonds to our authorized distributors" and "We specialize in Hearts and Arrows cut diamonds." Given that it appears you have not commenced operations, please revise those statements to clarify, if true, that you intend to take such actions in the future, or advise.

13. In addition, please revise to clarify:

- How you will fund the creation of crowns that you intend to consign to auctions;
- Whether crowns will be created only after they are ordered and paid for by customers, or whether you will carry an inventory of crowns that may be ordered by customers;
- If you will carry an inventory of crowns that may be ordered by customers, how you will pay for the creation of such inventory; and
- Whether customers design their own crowns or select crown designs from among those you provide.

Customer Profile, page 23

14. We note the following statement: "Because of this, many Japanese will shop for internally flawless diamonds." Please revise this statement to characterize it as based on management's belief, a report or article, or another source.

Description of Properties, page 25

15. Please explain why you have limited this disclosure geographically to the United States or remove the limitation.

Plan of Operation, page 26

16. We note your indication that Phases I, II, III and IV will be completed in 120, 90, 30 and 120 days, respectively. Please revise to clarify each timeframe, as it is unclear whether you mean that the various phases will be completed within the specified number of days from now, from effectiveness of the registration statement, from the time you have raised a certain amount of funds, or otherwise.

Phase I: Develop our website, page 27

17. We note your statement in your filing that your "website design project is in its construction phase," as well as your response to comment one in our letter dated March 7, 2011 that your "first website has been developed." Please clarify whether your website has been, or currently is being, developed; if the disclosure in your filing is incorrect, please revise accordingly.

Phase II: Outsource jewelry design projects, page 27

18. If your "Tierra" is a specialized product you intend to offer, please revise your disclosure to describe what it is, as it is not described elsewhere in your prospectus.

19. Please revise to clarify whether this phase involves the creation of two crown designs from which a customer may choose, the manufacture of two crowns, or otherwise, as well as the purpose of the two prototypes.

Phase III: Purchase of ideal cut diamonds, page 27

20. We note your statement that you "have acquired all the necessary polished diamonds. . . to complete [y]our first 24K gold crown and tiaras." Please revise to clarify how many crowns you have the capacity to complete with your existing inventory, as well as whether this means that you have completed Phase III of your plan of operations.

Phase IV: Accepting orders or consignments to auction companies, page 27

21. It does not appear that you revised your disclosure in response to comment 26 in our letter dated March 7, 2011. Accordingly we reissue that comment. Please clarify, here or elsewhere in your filing as appropriate, whether you or a third party will manufacture the crowns and tiaras and, if the latter, whether you have contracted with such third party. In this regard, we note that it appears that your agreement with AJC Designing Inc. relates only to the creation of "designs" for such items, as opposed to the manufacture of such items. Also please revise to clarify whether you mean that it will take 120 days for you to start accepting orders, 120 days to complete an order that you have accepted, or otherwise.

Qualitative Disclosures About Market Risk, page 28

22. Please revise the first paragraph in this section to clarify that there *also* is no guarantee that any application filed on your behalf by a market maker to make a market for your common stock will be accepted, or that a market for your common stock will develop or be sustained.

Executive Compensation, page 29

23. We note your response to comment 30 in our letter dated March 7, 2011 and the sentence regarding Mr. Lam's employment agreement you added in a footnote to the summary compensation table. Please revise your disclosure to include a discussion of the terms of Mr. Lam's employment agreement, including its term and the opportunity for the parties to extend its term, under its own caption.

24. We note that you "are accruing salary payable to David Lam at a rate of $2,500 per month, beginning in July 2010," which suggests that through December 31, 2010 you have accrued salary payable to Mr. Lam of $15,000. However the table on page 29 indicates that you accrued a salary payable to Mr. Lam of $12,500 during such time, and the balance sheet indicates that you accrued a salary payable to Mr. Lam of $12,150 during such time. Please advise, and revise your disclosure so that it is consistent throughout your filing.

Financial Statements

Note 1 – Organization and Business Operations…Accounting Policies, page F-6

25. We note your response to comment 35 in our letter dated March 7, 2011 and your revised disclosures on page F-7. Please tell us how your disclosure complies with items (a), (b), and (c) of ASC 740-10-50-2.

Exhibits

26. Please file an updated consent from your auditors.

Exhibit 5.1

27. We note the changes made in response to comment 40 in our letter dated March 7, 2011 and we reissue that comment. Please revise the penultimate paragraph to replace "our examination" with "my examination," or advise us why you revised this language to use the plural rather than the singular in a manner that is inconsistent with the rest of the opinion. Also, please revise the following language for clarity: "I am of the opinion that 5,000,000 shares of common stock to be offered are duly authorized shares of common stock when sold, will be legally issued, fully paid and non-assessable." In addition, please include counsel's signature in typed format. Refer to Rule 302(a) of Regulation S-T.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions you may have.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director